Exhibit 1

For More Information, Please Contact:

Julie Shafiki	Todd Fromer / Erika Levy
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1215 / 1208
Phone: +972-9-775-5118	Email: tfromer@kcsa.com / elevy@kcsa.com
Email: julies@powerdsine.com

Erez Rosen Joins PowerDsine Board of Directors

Hod Hasharon, Israel - December 12, 2005 - PowerDsine Ltd. (NASDAQ: PDSN), a pioneer in Power over Ethernet (PoE) solutions, announced today that Erez Rosen has been appointed as a member of the Company’s Board of Directors. In addition to his general responsibilities as a Director, Mr. Rosen will serve on the Company’s audit committee. Mr. Rosen will be replacing Bill Burgess of ABS Ventures, who has served as a Director since beginning of 2004.

Mr. Rosen most recently served as Chief Financial Officer of Aladdin Knowledge Systems (Nasdaq: ALDN), a position he held from 1998 until 2005. Prior to joining Aladdin, Mr. Rosen served as Finance and Administration Manager for NDS Technologies Israel Ltd., a division of the Rupert Murdoch Global Media Group. In addition, Mr. Rosen has held various positions with such international companies as BASF Group and Heineken NV. He holds a BA in Economics from the Hebrew University in Jerusalem, an MBA from INSEAD and has completed The General Manager Program (TGMP) at Harvard Business School.

Commenting on the appointment, Igal Rotem, CEO of PowerDsine said, “On behalf of everyone at PowerDsine, I would like to welcome Erez to our Board. His vast experience across multiple disciplines in the technology arena, coupled with his expertise in finance and administration will further enhance our already strong Board. In addition, I would like to thank Bill for the hard work and dedication he has shown since joining the Board. Bill’s contributions have played a key role in the growth and evolution of PowerDsine. We wish him the best of luck working with other young companies at ABS Ventures.”

“It was an honor to serve on the Board of PowerDsine with such a fine group of Directors and Executive Officers,” commented Bill Burgess, Managing Partner of ABS Ventures.

Erez Rosen added, “It is with great excitement that I accept this appointment to PowerDsine’s Board. The market for Power-over-Ethernet technology is still in its infancy, and the team at PowerDsine has done a tremendous amount of work to build the market for PoE. I believe PowerDsine, and the PoE market as a whole, have a very bright future and I am truly honored to be a part of this Company.”

About Power over Ethernet Technology

PoE is a technology for wired Ethernet, the most widely installed local area network technology in use today. PoE allows the electrical power necessary for the operation of each end-device to be carried by data cables rather than by separate power cords. It minimizes the number of wires that must be used in order to install the network, resulting in lower cost, less downtime, easier maintenance and greater installation flexibility.

About PowerDsine

PowerDsine Ltd., (NASDAQ:PDSN) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power over Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with their products. PowerDsine is a founding, contributing and active member of the IEEE 802.3af and 802.3at Task Forces.

For more information, please visit http://www.powerdsine.com

Forward Looking Statements

Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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PowerDsine is a registered trademark of PowerDsine Ltd. All other trade names are the property of their respective owners.
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